Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
LUBCO, Inc.	Delaware
Luby’s Bevco, Inc.	Texas
Luby’s Holdings, Inc.	Delaware
Luby’s Limited Partner, Inc.	Delaware
Luby’s Management, Inc.	Delaware
Luby’s Fuddruckers Restaurants, LLC	Texas
Fuddruckers of Howard County, LLC	Maryland
Fuddruckers of Annapolis, LLC	Maryland
R. Wes, Inc	Texas
Fuddruckers Tulsa, LLC	Texas